Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and related notes contained in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2009, as amended (the "Annual Report") and other financial information filed herein. In addition to historical information, this discussion may contain forward looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences include, but not limited to: unanticipated consequences of the global economic crisis; our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new products offerings from our competitors; changes in or inability to execute our business strategy; unanticipated manufacturing or supply problems; risks related to our operations in Israel and those other risks and factors described under the heading “Risk Factors” in our Annual Report.

We are a worldwide leading designer, developer and producer of integrated process control metrology systems and design, manufacture and sell leading edge stand-alone metrology used in the manufacturing process of semiconductors. Metrology systems measure various thin film properties and critical circuit dimensions during various steps in the semiconductor manufacturing process, allowing semiconductor manufacturers to increase quality, productivity and yields, lower their manufacturing costs and increase their profitability.  We supply our metrology systems to major semiconductor manufacturers worldwide, either directly or through process equipment manufacturers. Of the 20 semiconductor manufacturers that had the highest capital equipment expenditures in 2008, 17 use our systems. The majority of our integrated metrology systems are sold to process equipment manufacturers. These process equipment manufacturers integrate our metrology systems into their process equipment which is then sold to the semiconductor manufacturers. Our systems were first installed in 1995 and, since that time, we have sold more than 1,900 metrology systems.  We have always emphasized our integrated metrology solutions as this continues to be an area where we have a leading position.  In addition, in the past few years we developed and started manufacturing stand-alone metrology systems as well. We plan to leverage our technology, methods, metrology expertise and market position in the integrated metrology field to expand our offerings of stand-alone metrology systems. Today, both stand alone and integrated metrology solutions have reached a level of maturity allowing semiconductor manufactures to choose how to use either technology and make decisions based on merit specific to the process step in question, always balancing between the amount of data attained and the use made of the data for capabilities such as automated process control. Our long-term strategy is focused on advanced metrology and process control solutions where our integrated process control products and stand alone products are compatible or complementary and used in a customized way to meet specific customer needs. The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.

Comparison of the Nine Months Ended September 30, 2009 and 2008

•	Revenues

Revenues for the nine months ended September 30, 2009 decreased by 26.5% to $24.1 million, compared to revenues of $32.8 million for the comparable period in 2008. This decrease is mainly attributed to the overall decrease in demand for our integrated metrology products and services resulting from an overall slow-down in the semiconductor industry.

•	Cost of revenues

Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold.

Our cost of revenues attributable to product revenues in the nine months ended September 30, 2009 was $7.3 million, a decrease of $4.4 million, or 37.5% compared to $11.7 million in the nine months ended September 30, 2008, which included a one-time inventory write-off of $0.9 million. This decrease is attributable to the decrease in our products revenues and to our on-going cost reductions. As a percentage of products revenues, our cost of revenues in the nine months ended September 30, 2009 decreased to 43.2% compared to 48.1% in the nine months ended September 30, 2008 (excluding inventory write-off) mainly due to the increase in the average selling prices of our products.

Our cost of revenues attributable to services in the nine months ended September 30, 2009 was $6.6 million, a decrease of $2.8 million, or 30%, compared to $9.4 million in the nine months ended September 30, 2008. This decrease is attributable to our on-going cost reductions, which included reductions in headcount and in overhead costs, in order to accommodate for the decline in service revenues.

Our gross margin attributable to products revenues in the nine months ended September 30, 2009 increased to 56.9% of product sales compared to 51.9% in the nine months ended September 30, 2008 (excluding the above motioned inventory write-off), mainly due to the increase in the average selling prices of our products.

Our gross margin attributable to services revenues in the nine months ended September 30, 2009 increased to 7.5% of services revenues compared to 7.3% of service revenues in the nine months ended September 30, 2008.

•	Research and development expenses, net

Net research and development expenses consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting conditional grants received or receivable from the OCS. Our net research and development expenses in the nine months ended September 30, 2009 were $4.8 million, a decrease of $1.6 million, compared to $6.4 million in the nine months ended September 30, 2008. This decrease is mainly attributed to reductions in employee compensation and lower project related expenditures. Net research and development expenses increased to 20.0% of our revenues in the nine months ended September 30, 2009 compared to 19.5% of our revenues in the nine months ended September 30, 2008.

•	Sales and marketing expenses

Sales and marketing expenses are comprised of salaries and related costs for sales and marketing personnel, related travel expenses, and overhead. They also include commissions to our representatives and sales personnel. Our sales and marketing expenses in the nine months ended September 30, 2009 were $4.0 million, a decrease of $2.1 million, or 34.7% compared to $6.1 million in the nine months ended September 30, 2008. The decrease in sales and marketing expenses is mainly attributed to reductions in employee compensation and travels expenditures and to the decrease in revenue-based commission payments. Sales and marketing expenses represented 16.6% and 18.7% of our revenues in the nine months ended September 30, 2009 and nine months ended September 30, 2008, respectively.

•	General and administrative expenses

General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses in nine months ended September 30, 2009 were $1.6 million, a decrease of $0.9 million or 35.8% compared to $2.5 million in the nine months ended September 30, 2008. This decrease in mainly attributed to our on-going cost reductions which included headcount reductions, decrease in employee compensation and lower general expenditures. General and administrative expenses represented 6.6% and 7.5% of our revenues in the nine months ended September 30, 2009 and the Nine months ended September 30, 2008, respectively.

•	Impairment loss

The nine months ended September 30, 2008 include a one-time $0.6 million impairment of equipment related to Hypernex assets and liabilities.

Liquidity and Capital Resources

Total cash reserves at the end of the third quarter of 2009 amounted to $16.1 million, relative to $19.9 million at the end of 2008. The decrease in cash reserves during the nine months ended September, 30 2009, is related to our operating losses in this period as well as to the increase in our accounts receivables in parallel to payments of accounts payables and other current liabilities.

Working capital at the end of the third quarter of 2009 amounted to $21.5 million relative to $20.2 million at the end of 2008.